===============================================================================
                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of January, 2003

                          Commission File Number 1-7616

                               PIONEER CORPORATION
                               -------------------
                 (Translation of registrant's name into English)

              4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
              -----------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F  X    Form 40-F
                                    ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No  X
                                    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

===============================================================================

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       PIONEER CORPORATION
                                       -------------------
                                       (Registrant)

Date: January 31, 2003

                                       By  /s/ Kaneo Ito
                                           -------------------------------------
                                           Kaneo Ito
                                           President and Representative Director


This report on Form 6-K contains the following:

1. An announcement released by the Company to the press in Japan dated January 30, 2003, concerning its consolidated third-quarter and nine-month business results for the period ended December 31, 2002.

                                                          FOR IMMEDIATE RELEASE
                                                               JANUARY 30, 2003


     PIONEER ANNOUNCES THIRD-QUARTER AND NINE-MONTH RESULTS FOR FISCAL 2003

TOKYO -- Pioneer Corporation today announced its consolidated third-quarter and nine-month business results for the period ended December 31, 2002.


CONSOLIDATED FINANCIAL HIGHLIGHTS

                                                                                                  (In millions of yen)

                                                  Third quarter ended                      Nine months ended
                                                      December 31                             December 31
                                        ---------------------------------------- --------------------------------------
                                                                       % to                                     % to
                                                                       prior                                    prior
                                             2002         2001         year          2002          2001         year
                                        ------------  ------------  ------------ ------------  ------------  ----------

Operating revenue                            193,929       178,780      108.5         527,223       482,332      109.3
Operating income                              12,672         6,575      192.7          26,661        17,144      155.5
Income before income taxes                    12,635         6,100      207.1          23,643        15,077      156.8
Net income                                     7,962         3,171      251.1          13,626         7,994      170.5

  Net income per share (in yen):
    Basic                                      44.81         17.61                      76.12         44.40
    Diluted                                    44.81         17.61                      76.12         44.40

Note: Effective this fiscal 2003, the Company adopted EITF (Emerging Issues Task Force) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". The adoption results in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses, with no effect on operating income. Previous figures for the corresponding period have been reclassified to conform to this presentation.

CONSOLIDATED BUSINESS RESULTS
The third quarter of fiscal 2003, ended December 31, 2002, saw operating revenue at 193,929 million yen (US$1,616.1 million), up 8.5% from the same period in the previous year. The average value of the yen was up 0.8% against the U.S. dollar and down 9.7% against the euro from the same period in the previous year.

HOME ELECTRONICS sales increased 8.4% to 76,732 million yen (US$639.4 million) from the corresponding period last year. In Japan, sales rose 17.9% to 24,419 million yen (US$203.5 million), due mainly to a large jump in sales of DVD recorders, in addition to increased sales of plasma displays and home telephones, despite decreased sales of compact stereo systems. Overseas, sales increased 4.5% to 52,313 million yen (US$435.9 million), mainly because of strong sales of plasma displays worldwide and the yen's depreciation, despite falling sales of digital broadcast set-top boxes in Europe and compact stereo systems worldwide.

CAR ELECTRONICS sales were almost the same as the corresponding period last year at 64,997 million yen (US$541.6 million). In Japan, sales were almost the same as the corresponding period last year at 26,839 million yen (US$223.6 million), as increased sales of car electronics products to automobile manufacturers were offset by decreased sales of car electronics products in consumer markets. Overseas, sales gained by 1.5% to 38,158 million yen (US$318.0 million), due to higher car electronics products sales in Europe and Asia, despite lower general market demand than we had expected in North America during the year-end holiday season.

Royalty revenue from PATENT LICENSING increased 8.8% to 4,029 million yen (US$33.6 million). This is mainly because of increased royalty revenue related to digital recording products such as CD-R drives.

OTHERS sales amounted to 48,171 million yen (US$401.4 million), up 21.6%. In Japan, a large 40.1% increase in sales to 27,821 million yen (US$231.8 million) resulted from strong sales of cellular phone-related devices, including organic electroluminescent displays, and DVD-R/RW drives to personal computer makers - as well as increased DVD software sales. Overseas sales also grew 3.0% to 20,350 million yen (US$169.6 million), due to higher sales of DVD-R/RW drives, and in Asia, optical disc manufacturing systems, despite decreased sales of speaker devices for cellular phones.

Operating income increased 92.7% from the same period of the previous year to 12,672 million yen (US$ 105.6 million). The increase is mainly attributable to the increase of overall sales and a decrease in selling expenses, compared with the same period last year when extensive marketing activities resulted in high advertising expense. Net income also jumped to 7,962 million yen (US$ 66.4 million), from 3,171 million yen posted the same period last year, reflecting an increase of operating income.
           Both basic and diluted net income per share of common stock were
44.81 yen (US$0.37), compared with 17.61 yen for the same period in the previous year.

Nine-month results -- Operating revenue for the nine-month period ended
December 31, 2002, was 527,223 million yen (US$4,393.5 million), up 9.3% from the same period last year. Net income for the period was 13,626 million yen (US$113.6 million), up 70.5% from 7,994 million yen posted the corresponding period in the previous year.
           Both basic and diluted net income per share of common stock were
76.12 yen (US$0.63), compared with 44.40 yen for the same period in the previous year.


CASH FLOWS
With regard to cash flows for this third quarter, 8,383 million yen (US$69.9 million) in cash was used in investing activities such as capital expenditures, while 12,515 million yen (US$104.3 million) in cash was generated from operating activities. The result was positive free cash flow of 4,132 million yen (US$34.4 million).


CONSOLIDATED BUSINESS FORECASTS FOR FISCAL 2003
Assuming that the yen-U.S. dollar and the yen-euro exchange rates average 117 yen and 125 yen, respectively, for the fourth quarter of fiscal 2003, ending March 31, 2003, we have revised upward our consolidated business forecasts for fiscal 2003, from those announced in October 2002, as follows:

                                                                                                                 (In yen)
                                            Revised                      Previous
                                          projections                   projections                    Results
                                        for fiscal 2003               for fiscal 2003              for fiscal 2002
                                   ---------------------------  ---------------------------  ----------------------------

Operating revenue                        720,000 million              720,000 million               662,125 million
Operating income                          34,000 million               31,000 million                21,281 million
Income before income
  taxes                                   28,000 million               25,000 million                15,343 million
Net income                                15,000 million               12,500 million                 8,047 million
Net income per share                       84.04                        69.81                         44.70
                                   ===========================  ===========================  ============================

Note: Effective this fiscal 2003, the Company adopted EITF (Emerging Issues Task Force) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". The adoption results in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses, with no effect on operating income. Operating revenue for fiscal 2002 has been reclassified to conform to this presentation.

As for operating revenue, we project the same figure as we did in October. Sales of compact stereo systems, in an intensely competitive market, were not as good as expected; nor were sales of digital broadcast set-top boxes in Europe. However, sales of our main product lines, such as plasma displays, DVD recorders and car navigation systems are doing well. DVD-R/RW drives and DVD software sales are also expected to be healthy, as royalty revenues are set to grow.
           As for operating income, we are upwardly revising the forecast announced in October, because our Car Electronics business is doing fairly well, and income from healthy sales in Others, including DVD-R/RW drives, and income from royalty revenues are both expected to grow. Also, we expect continually reduced production costs and selling, general, and administrative expenses to contribute to an overall increase in income.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
Statements made in this release with respect to our current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management's assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on the belief that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to implement successfully our business strategies; (v) our ability to compete and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.


Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.


                                   # # # # # #


The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of 120 yen=US$1.00, the approximate rate prevailing on December 31, 2002.

Attached are consolidated financial statements for the third quarter and the nine months ended December 31, 2002.

For further information, please contact:
Investor Relations Department, Corporate Communications Division
Pioneer Corporation, Tokyo
Phone: (03) 3495-6774 / Fax: (03) 3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/

Pioneer Corporation and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS OF PIONEER CORPORATION
FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED DECEMBER 31, 2002


(1) OPERATING REVENUE BY SEGMENT

                                                                                                    (In millions of yen)

                                                                      Third quarter ended December 31
                                          ------------------------------------------------------------------------------
                                                       2002                             2001
                                          -------------------------------- -------------------------------      % to
                                                                % to                             % to           prior
                                               Amount           Total           Amount           Total          year
                                          -----------------  ------------- -----------------  ------------  -------------

       Domestic                                  24,419           12.6            20,717           11.6         117.9
       Overseas                                  52,313           27.0            50,083           28.0         104.5
                                          -----------------  ------------- -----------------  ------------  -------------
    Home Electronics                             76,732           39.6            70,800           39.6         108.4
                                          -----------------  ------------- -----------------  ------------  -------------
       Domestic                                  26,839           13.8            27,093           15.2          99.1
       Overseas                                  38,158           19.7            37,576           21.0         101.5
                                          -----------------  ------------- -----------------  ------------  -------------
    Car Electronics                              64,997           33.5            64,669           36.2         100.5
                                          -----------------  ------------- -----------------  ------------  -------------
       Domestic                                       -              -                 -              -             -
       Overseas                                   4,029            2.1             3,702            2.1         108.8
                                          -----------------  ------------- -----------------  ------------  -------------
    Patent Licensing                              4,029            2.1             3,702            2.1         108.8
                                          -----------------  ------------- -----------------  ------------  -------------
       Domestic                                  27,821           14.4            19,860           11.1         140.1
       Overseas                                  20,350           10.4            19,749           11.0         103.0
                                          -----------------  ------------- -----------------  ------------  -------------
    Others                                       48,171           24.8            39,609           22.1         121.6
                                          -----------------  ------------- -----------------  ------------  -------------
       Domestic                                  79,079           40.8            67,670           37.9         116.9
       Overseas                                 114,850           59.2           111,110           62.1         103.4
                                          -----------------  ------------- -----------------  ------------  -------------
    Total                                       193,929          100.0           178,780          100.0         108.5
                                          =================  ============= =================  ============  =============


                                                                       Nine months ended December 31
                                          -------------------------------------------------------------------------------
                                                       2002                             2001
                                          -------------------------------- -------------------------------     % to
                                                                % to                             % to          prior
                                                Amount          Total           Amount           Total         year
                                          ----------------  -------------- -----------------  ------------  -------------

       Domestic                                  53,891           10.2            41,536            8.6         129.7
       Overseas                                 119,616           22.7           119,291           24.7         100.3
                                          ----------------  -------------- -----------------  ------------  -------------
    Home Electronics                            173,507           32.9           160,827           33.3         107.9
                                          ----------------  -------------- -----------------  ------------  -------------
       Domestic                                  79,624           15.1            74,951           15.5         106.2
       Overseas                                 130,135           24.7           114,827           23.8         113.3
                                          ----------------  -------------- -----------------  ------------  -------------
    Car Electronics                             209,759           39.8           189,778           39.3         110.5
                                          ----------------  -------------- -----------------  ------------  -------------
       Domestic                                       -              -                 -              -             -
       Overseas                                  10,073            1.9            14,169            2.9          71.1
                                          ----------------  -------------- -----------------  ------------  -------------
    Patent Licensing                             10,073            1.9            14,169            2.9          71.1
                                          ----------------  -------------- -----------------  ------------  -------------
       Domestic                                  73,280           13.9            57,729           12.0         126.9
       Overseas                                  60,604           11.5            59,829           12.5         101.3
                                          ----------------  -------------- -----------------  ------------  -------------
    Others                                      133,884           25.4           117,558           24.5         113.9
                                          ----------------  -------------- -----------------  ------------  -------------
       Domestic                                 206,795           39.2           174,216           36.1         118.7
       Overseas                                 320,428           60.8           308,116           63.9         104.0
                                          ----------------  -------------- -----------------  ------------  -------------
    Total                                       527,223          100.0           482,332          100.0         109.3
                                          ================  ============== =================  ============  =============

Pioneer Corporation and Subsidiaries


(2) CONSOLIDATED STATEMENTS OF INCOME

                                                                                                      (In millions of yen)

                                                                Third quarter ended             Nine months ended
                                                                    December 31                    December 31
                                                          --------------------------------  -----------------------------
                                                                2002             2001            2002            2001
                                                          ----------------  --------------  --------------  -------------

Operating revenue:

   Net sales                                                    189,900         175,078         517,150         468,163

   Royalty revenue                                                4,029           3,702          10,073          14,169
                                                          ----------------  --------------  --------------  -------------
                                                                193,929         178,780         527,223         482,332
                                                          ----------------  --------------  --------------  -------------
Operating costs and expenses:

   Cost of sales                                                134,209         123,727         367,946         331,750

   Selling, general and administrative                           47,048          48,478         132,616         133,438
                                                          ----------------  --------------  --------------  -------------
                                                                181,257         172,205         500,562         465,188
                                                          ----------------  --------------  --------------  -------------
Operating income                                                 12,672           6,575          26,661          17,144

Other income (expenses):

   Interest income                                                  683             642           1,690           2,644

   Foreign exchange gain (loss)                                    (249)            916          (1,706)             82

   Interest expense                                                (861)           (999)         (2,240)         (2,751)

   Others, net                                                      390          (1,034)           (762)         (2,042)
                                                          ----------------  --------------  --------------  -------------
                                                                    (37)           (475)         (3,018)         (2,067)
                                                          ----------------  --------------  --------------  -------------
Income before income taxes                                       12,635           6,100          23,643          15,077

Income taxes                                                      4,360           2,861           7,813           6,550

Minority interest in income of subsidiaries                        (159)           (105)            708            (500)

Equity in earnings (losses) of affiliated companies                (154)             37          (2,912)            (33)
                                                          ----------------  --------------  --------------  -------------
Net income                                                        7,962           3,171          13,626           7,994
                                                          ================  ==============  ==============  =============

Pioneer Corporation and Subsidiaries

(3) CONSOLIDATED BALANCE SHEETS


                                                                                                     (In millions of yen)

                                                                                    December 31
                                                                            -----------------------------    March 31
ASSETS                                                                          2002           2001            2002
------                                                                      -------------  --------------  --------------

Current assets:

      Cash and cash equivalents                                                  134,688        100,283         127,113

      Available-for-sale securities                                                    -          2,362           3,455

      Trade receivables, less allowance                                          122,451        126,651         125,563

      Inventories                                                                108,323        120,328          96,910

      Others                                                                      61,133         55,990          58,779
                                                                            -------------  --------------  --------------
              Total current assets                                               426,595        405,614         411,820

Investments and long-term receivables                                             27,647         28,744          33,004

Property, plant and equipment, less depreciation                                 147,676        152,375         150,760

Intangible assets                                                                 14,155         18,366          15,561

Other assets                                                                      32,582         28,795          33,984
                                                                            -------------  --------------  --------------
                                                                                 648,655        633,894         645,129
                                                                            =============  ==============  ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current liabilities:

      Short-term borrowings and current portion
         of long-term debt                                                        44,194         54,990          48,418

      Trade payables                                                              79,763         54,828          57,231

      Others                                                                      93,961         82,271          88,661
                                                                            -------------  --------------  --------------
              Total current liabilities                                          217,918        192,089         194,310

Long-term debt                                                                    33,065         35,857          35,677

Other long-term liabilities                                                       47,441         33,207          48,895

Minority interests                                                                17,945         19,085          19,244

Shareholders' equity:

      Common stock                                                                49,049         49,049          49,049

      Additional paid-in capital                                                  82,110         82,010          82,010

      Retained earnings                                                          252,980        241,989         240,692

      Accumulated other comprehensive income (loss)                              (43,900)       (19,392)        (24,736)

      Treasury stock                                                              (7,953)             -             (12)
                                                                            -------------  --------------  --------------
              Total shareholders' equity                                         332,286        353,656         347,003
                                                                            -------------  --------------  --------------
                                                                                 648,655        633,894         645,129
                                                                            =============  ==============  ==============

Breakdown of accumulated other comprehensive income (loss)

      Minimum pension liability adjustments                                      (19,779)       (11,766)        (20,487)

      Net unrealized holding gain on securities                                    3,118          3,384           4,583

      Cumulative translation adjustments                                         (27,239)       (11,010)         (8,832)
                                                                            -------------  --------------  --------------
      Total accumulated other comprehensive income (loss)                        (43,900)       (19,392)        (24,736)
                                                                            =============  ==============  ==============

Pioneer Corporation and Subsidiaries


(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                      (In millions of yen)

                                                                   Third quarter ended            Nine months ended
                                                                      December 31                    December 31
                                                               ----------------------------   ----------------------------
                                                                  2002             2001          2002            2001
                                                               ------------    ------------   ------------    ------------

I.   Operating activities:

     Net income                                                      7,962           3,171         13,626           7,994

     Depreciation and amortization                                   9,271           9,626         26,084          25,778

     (Increase) decrease in trade receivables                      (17,255)        (12,190)           190          (3,138)

     (Increase) decrease in inventories                             (1,786)          7,054        (14,464)        (20,986)

     Increase in trade payables                                     10,377             589         24,621           8,375

     Other                                                           3,946          (1,912)         4,597          (6,724)
-----------------------------------------------------------    ------------    ------------   ------------    ------------
       Net cash provided by operating activities                    12,515           6,338         54,654          11,299
-----------------------------------------------------------    ------------    ------------   ------------    ------------

II.  Investing activities:

     Payment for purchase of fixed assets                           (8,776)        (10,378)       (29,155)        (39,951)

     Other                                                             393            (264)         5,341           1,741
-----------------------------------------------------------    ------------    ------------   ------------    ------------
       Net cash used in investing activities                        (8,383)        (10,642)       (23,814)        (38,210)
-----------------------------------------------------------    ------------    ------------   ------------    ------------
III. Financing activities:

     Increase (decrease) in short-term borrowings
       and long-term debt                                           (3,139)           (769)        (6,344)          5,247

     Dividends paid                                                 (1,338)         (1,348)        (2,688)         (2,697)

     Repurchase of common stock                                     (4,434)              -         (7,941)              -

     Other                                                             413            (129)           242             202
-----------------------------------------------------------    ------------    ------------   ------------    ------------
       Net cash provided by (used in)
         financing activities                                       (8,498)         (2,246)       (16,731)          2,752
-----------------------------------------------------------    ------------    ------------   ------------    ------------
Effect of exchange rate changes on cash
   and cash equivalents                                             (1,358)          4,887         (6,534)          3,315
-----------------------------------------------------------    ------------    ------------   ------------    ------------
Net increase (decrease) in cash and cash equivalents                (5,724)         (1,663)         7,575         (20,844)

Cash and cash equivalents at beginning of period                   140,412         101,946        127,113         121,127
-----------------------------------------------------------    ------------    ------------   ------------    ------------
Cash and cash equivalents at end of period                         134,688         100,283        134,688         100,283
===========================================================    ============    ============   ============    ============

-----------------------------------------------------------    ------------    ------------   ------------    ------------
I + II  Free cash flow                                               4,132          (4,304)        30,840         (26,911)
-----------------------------------------------------------    ------------    ------------   ------------    ------------

Pioneer Corporation and Subsidiaries


(5) SEGMENT INFORMATION

The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.

< Business Segments >


                                                                                                      (In millions of yen)

                                                Third quarter ended December 31
                                -----------------------------------------------------------
                                            2002                          2001                     % to prior year
                                ----------------------------- -----------------------------  -----------------------------
                                  Operating      Operating      Operating      Operating       Operating      Operating
                                   revenue        income         revenue        income          revenue        income
                                -------------- -------------- -------------- --------------  -------------- --------------

Home Electronics                       76,965          3,372         70,956          1,131         108.5          298.1

Car Electronics                        65,476          4,512         64,719          3,052         101.2          147.8

Patent Licensing                        4,552          3,823          4,283          3,616         106.3          105.7

Others                                 59,822          1,510         51,897           (594)        115.3              -
                                -------------- -------------- -------------- --------------  -------------- --------------
     Total                            206,815         13,217        191,855          7,205         107.8          183.4

Corporate and elimination             (12,886)          (545)       (13,075)          (630)            -              -
                                -------------- -------------- -------------- --------------  -------------- --------------
Consolidated total                    193,929         12,672        178,780          6,575         108.5          192.7
                                ============== ============== ============== ==============  ============== ==============


                                                                                                      (In millions of yen)

                                                  Nine months ended December 31
                                -----------------------------------------------------------
                                            2002                          2001                     % to prior year
                                ----------------------------- -----------------------------  -----------------------------
                                  Operating      Operating      Operating      Operating       Operating      Operating
                                   revenue        income         revenue        income          revenue        income
                                -------------- -------------- -------------- --------------  -------------- --------------

Home Electronics                      174,247           (397)       161,513         (9,959)        107.9              -

Car Electronics                       210,904         21,010        190,966         13,865         110.4          151.5

Patent Licensing                       11,583          9,241         15,812         13,586          73.3           68.0

Others                                168,384             73        156,843           (637)        107.4              -
                                -------------- -------------- -------------- --------------  -------------- --------------
     Total                            565,118         29,927        525,134         16,855         107.6          177.6

Corporate and elimination             (37,895)        (3,266)       (42,802)           289             -              -
                                -------------- -------------- -------------- --------------  -------------- --------------
Consolidated total                    527,223         26,661        482,332         17,144         109.3          155.5
                                ============== ============== ============== ==============  ============== ==============

Pioneer Corporation and Subsidiaries

Notes:
    1. The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

    2. The consolidated financial statements include the accounts of the parent company and 143 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

    3. Effective this fiscal 2003, the Company adopted EITF (Emerging Issues Task Force) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". The adoption results in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses, with no effect on operating income. Previous figures for the corresponding period have been reclassified to conform to this presentation.

    4. Effective this fiscal 2003, the Company changed reportable segments into four categories --"HOME ELECTRONICS," "CAR ELECTRONICS," "PATENT LICENSING" and "OTHERS." Previous figures for the corresponding period have been restated accordingly. Main products in each segment are as follows:

          HOME ELECTRONICS:
          Audio/Video equipment for home use, equipment for cable-TV systems, digital broadcast set-top boxes, home telephones, and others.

          CAR ELECTRONICS:
          Car audio products, car navigation systems, and others.

          PATENT LICENSING:
          Royalties on optical disc recording and playback, and others.

          OTHERS:
          Computer peripheral equipment, devices parts, factory automation systems, AV software, and others.